Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated October 4, 2018

Relating to Preliminary Prospectus Supplement dated September 20, 2018

To Prospectus dated September 10, 2018

Registration Nos. 333-222171 and 333-227164

Azure Power Global Limited

Azure Power Global Limited, or the Company, previously filed an initial registration statement on Form F-3 (registration no. 333-222171) with the Securities and Exchange Commission, or the SEC, via EDGAR on December 20, 2017, and filed a new registration statement on Form F-3 (registration no. 333-227164) on August 31, 2018 and such registration statements have been declared effective. The Company also filed a preliminary prospectus supplement and the accompanying base prospectus pursuant to Rule 424(b)(5) (the “Preliminary Prospectus Supplement”) on September 20, 2018 describing the terms of the offering to which this free writing prospectus relates (the “Offering”). When available, the final prospectus supplement for the Offering will be filed with the SEC. The Offering is being made only by means of the prospectus supplement and the accompanying base supplement. Before you invest, you should read the preliminary prospectus supplement and the accompanying base prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the Offering. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the copy of the preliminary prospectus supplement and the accompanying base prospectus if you request it by contacting Credit Suisse Securities (USA) LLC at One Madison Avenue, New York, NY 10010, attention: Credit Suisse Prospectus Department, by telephone at 1-800-221-1037 or via email: newyork.prospectus@credit-suisse.com, or Barclays Capital Inc. at 1155 Long Island Avenue, Edgewood, NY 11717, attention: Broadridge Financial Solutions, by telephone at 1-888-603-5847 or via email: Barclaysprospectus@broadridge.com, or HSBC Securities (USA) Inc. at 452 Fifth Avenue, New York, NY 10018, attention: Prospectus Department, by telephone at 1-877-429-7459 or via email: ny.equity.syndicate@us.hsbc.com. You may also access the Company’s most recent preliminary prospectus supplement dated September 20, 2018, by visiting EDGAR on the SEC website at:
https://www.sec.gov/Archives/edgar/data/1633438/000119312518278744/0001193125-18-278744-index.htm

References to “we,” “us,” “our,” and other terms that are used but not specifically defined in this free writing prospectus are used in the manner described in the Preliminary Prospectus Supplement. This free writing prospectus reflects certain amendments to the Preliminary Prospectus Supplement. All references to page numbers are to the page numbers of the Preliminary Prospectus Supplement.

CAPITALIZATION

The following paragraphs are added to the disclosure under the heading “Capitalization” on page S-29:

“On October 1, 2018, we entered into a term loan facility agreement with Yes Bank Limited for one of our projects under construction (Rajasthan 5) for an aggregate principal amount of INR 6,000.0 million (approximately US$88 million). The final maturity date of the loan is June 30, 2038 and is secured by movable and immovable assets of the project. The loan can be refinanced without any prepayment penalties subject to issuance of a bond. Cash distribution from the project can be made after meeting certain conditions, including complying with applicable covenants, project expenses and debt service requirements.

On October 4, 2018, we entered into a short-term loan facility agreement with a new lender L&T Finance Limited for two of our projects under construction (Karnataka 4.1 and 4.2) for an aggregate principal amount of INR 4,000.0 million (approximately US$58 million). The term of this loan is two years from the initial drawdown date, can be prepaid without any penalty and can be refinanced with a long-term facility. The facility is secured by movable and immovable assets of the projects. Cash distribution from the projects can be made after meeting certain conditions, including complying with project expenses and interest service requirements.

The table below summarizes the terms of the project-level financing arrangements described above and we expect to make initial drawdowns on these facilities before the end of 2018.

Name of Project	Outstanding Principal Amount (In thousands)		Type of Interest	Currency	Maturity Date
	INR	US$(1)
	(in millions)
Rajasthan 5	6,000	88	Floating	INR	2038	(2)
Karnataka 4.1 and 4.2	4,000	58	Floating	INR	2020

(1)

Translation of INR to US$ is for the convenience of the reader and was calculated using a rate of US$ 1.00 = INR 68.46, which is the noon buying rate in New York City for cable transfer in non-U.S. currencies as certified for customs purposes by the Federal Reserve Bank of New York on June 29, 2018.

(2)	This loan is subject to a quarterly repayment amortization schedule.”

UNDERWRITING

The first and second paragraphs under the heading “Lock-up Agreements” on page S-40 is replaced with the following:

“We, certain of our directors and executive officers and certain shareholders have agreed that, for a period of 90 days after the date of this prospectus supplement, subject to certain limited exceptions, we, without the prior written consent of Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and HSBC Securities (USA) Inc. and they, without the prior written consent of Credit Suisse Securities (USA) LLC, will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future) any equity shares (including, without limitation, equity shares that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and equity shares that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for equity shares (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus supplement, or sell or grant options, rights or warrants with respect to any equity shares or securities convertible into or exchangeable for equity, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of equity shares, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of equity shares or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any equity shares or securities convertible, exercisable or exchangeable into equity shares or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing.

Credit Suisse Securities (USA) LLC, and with respect to the Company only, Barclays Capital Inc. and HSBC Securities (USA) Inc., in their sole discretion, may release the equity shares and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release equity shares and other securities from lock-up agreements, Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and HSBC Securities (USA) Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of equity shares and other securities for which the release is being requested and market conditions at the time.”